

MAIL STOP 3561

May 24, 2010

Mr. David Brown
Chairman and Chief Executive Officer
National Dentex Corporation
2 Vision Drive
Natick, MA 01760
Houston, Texas 77057

> **Re:** **National Dentex Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 000-000-23092**
> **Form 10-K for Fiscal Year-Ended**
> **December 31, 2009**
> **Filed March 12, 2010**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A, filed April 2, 2010

General Comments

1.   Please advise whether any of your officers or directors have entered into

arrangements to vote their shares in favor of the proposed transaction.

2.   We note your statements on pages seven and 40 that you and Welsh Carson have
filed notification reports under the Hart-Scott Rodino Act. Given the structure of
your transaction, it was unclear why GeoDigm was not the filing party. Please
advise.

Summary, page 5

3.   Please revise to provide in your Summary section more detail regarding the
financial interests that the executive officers and directors have in the merger that
may be different from the interests of other shareholders.

4.   On page seven and elsewhere you indicate that you and GeoDigm are party to an
equity commitment letter with Welsh Carson pursuant to which Welsh Carson has
agreed to provide up to $139 million in financing. Please supplementally provide
us with the equity commitment letter. In addition, in the appropriate location(s),
please revise to:
   a. Address the procedures you undertook to verify that these funds would be
      available at closing; and,
   b. Clarify the parties and material terms of this letter, including whether the
      letter itself – as opposed to the merger agreement – is specifically
      enforceable by you. Also address Welsh Carson's ability to refuse to
      finance the deal. Please clarify whether the letter provides that it shall be
      specifically enforceable or if this is merely a legal remedy which has not
      been precluded by the terms of the letter.

The Merger, page 21

5.   We note the statements here and in the Management's Discussion and Analysis
from your Form 10-K concerning the "impact of price sensitive consumers
postponing elective dental work due to the weakening economy and the negative
impact this has had on [y]our revenues." It was unclear to us how you currently
view this impact and whether you believe matters had changed since "early
2008." In all appropriate locations, please revise to address your current views
and outlook, including whether you believe that customer sentiments are changing
and the expected duration of any continued downturn in your business. Also, if
material, address any built-up demand as a result of patients deferring procedures
during this timeframe. In this regard we note statements in your most recent
Form 10-Q indicating that "[a]s the economy continues to recover, [you]
anticipate that [y]our new cost structure and improvements in productivity will
allow [you] to capitalize on the expected increase in demand for dental services,
as patients who deferred these types of expenditures no longer do so."

6.   We note the disclosure in this section that you received a written inquiry from a

Welsh Carson fund proposing a potential acquisition at $19/share in February 2008 which was subsequently declined in favor of your existing operating plan. As your current transaction is at $17/share, please explain in greater detail the changes in your business between 2008 and 2010 which caused you to abandon your operating plan and to conclude that your enterprise value had declined by approximately $2/share. We similarly note that you declined a separate oral offer at $17 in October 2008 in part because it was unlikely that you would be able to consummate a transaction "at a per share price that would reflect an acceptable valuation …." Please revise to address the changes in your business which prompted you to accept the offer at this time and clarify whether management believes that these trends will continue in the future or are transitory.

7.   Please clarify the reference to "another independent confirmation of the fairness of the value …" on page 28.

8.   We note your disclosure that "from time to time following our October 13, 2008 board meeting through December 2009, Mr. Brown was contacted by representatives of GeoDigm, Welsh Carson and Party B and had various informal discussions with such parties regarding their continued interest in our Company." Please revise to discuss any material negotiations of the merger during this time period in greater detail

9.   Please revise to disclose your stock price just prior to April 2, 2010.

10.   Discuss the negotiations in the meetings from March 14, 2010 to March 16, 2010 regarding the consideration for the merger in greater detail. Please explain in detail how the consideration to be paid for National Dentex was determined.

11.   We note that Signal Hill delivered a fairness opinion to the board of directors on April 2, 2010. Any presentations or reports prepared by management or Signal Hill, prior to the board's determination on April 2, 2010 to approve the merger, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to us.

12.   Please expand the descriptions of the board meetings for March 16, 2010, March 31, 2010 and April 2, 2010 to provide more detail. The disclosure should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

13.   Please revise to update your disclosure to address any alternative acquisition proposals presented to the company since the company executed the definitive agreements on April 2, 2010 with GeoDigm and Welsh Carson.

Opinion of Signal Hill, page 31

14.   Please revise to briefly address how and why Signal Hill was selected to provide
        you a fairness opinion.

15.   On page 33 you indicate that Signal Hill "made numerous assumptions with
        respect to industry performance, general business, market and economic
        conditions …" Please revise to summarize the material assumptions underlying
        the analysis.

16.   We note the statement on page 33 that the opinion was "designed specifically for
        the express purposes of the board of directors and may not translate to any other
        purposes." Please explain the meaning of this statement and revise the phrase
        "express purposes of the board" as it appears designed to limit shareholder
        reliance on the opinion.

17.   We note the statements on page 33 that Signal Hill's opinion is based on the
        results of all of the analyses performed and that it did not make separate or
        judgments regarding individual analyses. Please revise to include a brief
        summation explaining the overall conclusion, how it was arrived at, and how each
        individual analysis contributed to the overall conclusion.

18.   Please revise page 34 to address the term Equity Value which is discussed on
        page 35 but is otherwise unclear.

19.   Please revise to specifically address how the comparable companies were
        determined for each analysis. In addition, revise to provide appropriate data
        ranges supporting comparability. For example, provide a range of market
        capitalizations, revenues, and EBITDA for the comparable company trading
        analysis and indicate where National Dentex would fall within each category.

20.   Also, we noted several entities listed under Competition in your Form 10-K, such
        as Dental Services Group, Dental Technologies, and Glidewell Laboratories, for
        example, which do not appear included in your analyses as comparable
        companies. Please advise.

21.   Please revise to provide more details on how Signal Hill in the comparable
        companies analysis on comparable CY 2010 EBITDA determined the implied
        reference enterprise value range of National Dentex of $104.2 million to $168.5
        million.

22.   Please revise to provide more details on how Signal Hill in the selected
        transactions analysis determined the implied reference enterprise value range of
        National Dentex of $99.2 million to $142.7 million.

23.   Please revise to indicate whether any of the transactions used under the selected

transactions analysis were distressed sales or were otherwise entered into under financial or market circumstances which would have negatively impacted the terms of the transaction. If you are aware of such circumstances, revise to address whether it impacted the analysis.

24.   Please revise to explain your M&A premiums analysis and calculation in greater detail. Also, explain the statement "[h]aving reviewed both adjusted mean (removing the highest and lowest data points) and median premiums, Signal Hill applied a premium range of 36.9% to 62.4%."

Certain Company Forecasts, page 37

25.   Please revise to indicate the date on which the forecasts presented herein were finalized, given to GDC Holdings Inc. and given to Signal Hill.

26.   We note your statement that the inclusion of your forecasts "should not be regarded as an indication that [y]our board of directors, the board of directors' advisors or any other person considered, or now considers, such financial forecasts to be material or to be a reliable prediction of actual future results." If the projections no longer reflect management's view of future performance then revise to provide updates or explain the changed circumstances as to why the projections are no longer valid. Please revise as appropriate or advise.

27.   We note your statement on page 38 that your "forecasts do not reflect revised prospects for [y]our business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared." Please revise to clarify your statement.

Interests of Directors and Executive Officers in the Merger, page 40

28.   Please revise to present the total amount of proceeds payable to your officers and directors as a result of the merger transaction, including from existing shares of common stock.

29.   Please disclose the dates on which the options and restricted shares were granted in this section.

30.   Please revise to indicate the amount of potential payments pursuant to the change in control and severance agreements for each of Mr. Brown, Mr. Green, Mr. Becker and Mr. Coll.

The Merger Agreement, page 45

31.   We note your statement on page 49 that investors "should not rely on the representations and warranties contained in the Merger Agreement as statements

of factual information." Please note that shareholders and investors are entitled to rely upon disclosure in your filing, including disclosure regarding representations and warranties contained in your merger agreement. Please revise the disclaimer accordingly and consider whether additional specific disclosure of material contractual provisions is necessary.

32. Please address how your merger agreement defines "material adverse effect" for all relevant purposes.

Where You Can Find More Information, page 66

33. Please revise to specifically include your Form 10-K/A filed 4/30/2010 and your Form 10-Q filed 5/14/2010 in your incorporation by reference section.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

Cc: Thomas Brennan
Fax: (617) 722-4970